The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Alexander J. Park	Direct Dial: 202-239-3792	Email: alex.park@alston.com

May 24, 2021

VIA EDGAR

Jorge Bonilla

Isaac Esquivel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Hilton Grand Vacations Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 15, 2021

File No. 001-37794

Dear Messrs. Bonilla and Esquivel:

On behalf of Hilton Grand Vacations Inc. (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 11, 2021 with respect to the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) with the SEC on April 15, 2021.

The Company is contemporaneously filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), together with this letter via the EDGAR system.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed April 15, 2021

Unaudited Pro Forma Condensed Combined Financial Information of HGV and Diamond

Unaudited Pro Forma Condensed Combined Balance Sheet, page 127

1.

Comment: We note for your disclosure in Note 6(c) on page 133 that the adjustment to Debt in the amount of $(1,256) reflects the preliminary fair value adjustment. Please revise to clarify whether this amount is net of adjustment (a) to Cash and cash equivalents for the repayment of Diamond debt of $(1,378).

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Fort Worth | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

Response: The adjustment to Debt has been updated to reflect a preliminary fair value adjustment of $37 and an adjustment for the repayment of Diamond debt of $(1,311) as of March 31, 2021, as set forth on page 142 of Amendment No. 1 under Note 6(c) and Note 6(d), respectively. In addition, in response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to clarify that the repayment of Diamond debt of $(1,366) is net of an adjustment to Cash and cash equivalents, comprised of $(1,363) for the repayment of principal and $(3) for the repayment of accrued interest, and the adjustment to Debt of $(1,311) is comprised of $(1,363) for the repayment of principal and $52 related to the derecognition of unamortized debt issuance costs, as noted in Note 6(d) on page 142.

Note 3. Preliminary Fair Values of Assets Acquired and Liabilities Assumed, page 130

2.

Comment: Please revise footnote (1) to disclose in greater detail: the purchase price allocated to each major class of intangible asset; the expected useful life by intangible asset class; and how you determined the preliminary estimate of their fair value including the most significant assumptions used. Also, tell us the accounting guidance you relied upon.

Response: In response to the Staff’s comment, the Company has revised Note 3 on page 138 of Amendment No. 1 to provide additional purchase price allocation information for each of the four major classes of intangible assets—trade name, management contracts, club member relationships and vacation ownership relationships—including estimated remaining useful life for each such intangible asset class. In addition, the Company has updated the disclosure to include a discussion of how it determined the preliminary estimates of fair value for such intangible assets and the most significant assumptions that it used in estimating their fair value. Finally, the Company noted that it relied on the guidance in ASC 805, Business Combinations, and the definition of “fair value” as defined in ASC 820, Fair Value Measurements, in determining the Company’s preliminary estimates of fair values of the assets acquired and liabilities assumed as of March 31, 2021.

Independent Auditor’s Report, page F-2

3.

It appears the audit report from your independent auditor for Dakota Holdings, Inc. does not cover the consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2018. We also note from your disclosure on page 19 that the selected historical financial data for each of the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2019 is derived from Dakota’s audited consolidated financial statements. Please advise your independent auditor to revise their audit report to properly identify all the periods of the financial statements covered by the report.

Response: In response to the Staff’s comment, Deloitte & Touche LLP has revised their opinion on the financial statements on page F-2 of Amendment No. 1 to include the consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2018.

Should you have any further questions or need additional information, please do not hesitate to contact me at 202-239-3792.

Sincerely,

/s/ Alexander J. Park
Alexander J. Park

cc:	Mark D. Wang, Hilton Grand Vacations Inc.

Daniel J. Mathewes, Hilton Grand Vacations Inc.

Charles R. Corbin, Hilton Grand Vacations Inc.

Jonathan Corsico, Simpson Thacher & Bartlett LLP